PROSPECTUS


                                 591,250 SHARES

                            ENSEC INTERNATIONAL, INC.

                                  COMMON STOCK

         This Prospectus (the "Prospectus") relates to the offer and sale of up to 591,250 shares of Common Stock, par value $.01 per share (the "Common Stock") of Ensec International, Inc. (the "Company") by certain selling shareholders (the "Selling Security Holders"). Of the 591,250 shares of Common Stock offered hereby (the "Shares"), (i) up to 231,250 Shares are issuable upon the exercise of Common Stock Warrants held by Selling Security Holders; (ii) 330,000 Shares are issuable to consultants to the Company, pursuant to written consulting agreements; and (iii) 30,000 Shares are issuable to legal counsel to the Company.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             ----------------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ----------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                 THE DATE OF THIS PROSPECTUS IS JANUARY 23, 1998

         The Selling Security Holders have advised the Company that they propose to sell the shares, from time to time, publicly or through broker-dealers as agents for others, or in private sales. See "Selling Security Holders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of Common Stock for the account of the Selling Security Holders except upon exercise of warrants. The Company has informed the Selling Security Holders that the anti-manipulative rules under the Exchange Act of 1934, Rule 10b-6 under Regulation M may apply to their sales in the market and has furnished the Selling Security Holders with a copy of these rules. The Company has also informed the Selling Security Holders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered hereunder.

         The Company will pay all offering expenses of this Offering including the SEC registration fee, legal fees and expenses, blue sky fees, accounting fees and expenses, printing expenses and miscellaneous expenses estimated to be $15,000, but will not pay discounts or commissions incurred by the Selling Security Holders in connection with the sale of these shares.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site on the internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

         This Prospectus, which constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Act"), omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.


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



                                TABLE OF CONTENTS
                                                                                                                PAGE

AVAILABLE INFORMATION...........................................................................................  2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...............................................................  4

RISK FACTORS....................................................................................................  5

ACQUISITION OF INTEGRATED SECURITY RESOURCES, INC............................................................... 14

SELLING SECURITY HOLDERS........................................................................................ 15

PLAN OF DISTRIBUTION............................................................................................ 17

DESCRIPTION OF SECURITIES....................................................................................... 18

LEGAL MATTERS................................................................................................... 20

EXPERTS  ....................................................................................................... 20

INDEMNIFICATION................................................................................................. 20

INFORMATION NOT REQUIRED IN PROSPECTUS.......................................................................... 22


         The Common Stock of the Company is traded on the Nasdaq SmallCap Market of the Nasdaq Stock Market under the symbol: ENSC. On January 7, 1998, the last sale price of the Common Stock, as reported by the Nasdaq SmallCap Market, was $.375 per share.

         No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Security Holders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

         The Company will not receive any proceeds from the sale of Common Stock for the account of the Selling Security Holders except for any fund received upon conversion of the warrants. The Company has informed the Selling Security Holder that the anti-manipulative rules under the Securities Exchange Act of 1934, Rule 10b-6 under Regulation M may apply to their sales in the market and has furnished the Selling Security Holders with a copy of these rules. The Company has also informed the Selling Security Holders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered


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

hereunder.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

         The Company is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

         The Company has previously and intends to furnish its stockholders with annual reports containing audited financial statements and may distribute quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission are incorporated herein by reference:

(a) Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1996, as amended by Form 10K/A.

(b) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

(c)      The Company's Current Report on Form 8-K dated September 7, 1997.

(d) The description of the Company's Common Stock contained in a registration statement filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

(e) All reports and documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be part hereof from the respective date of filing of such documents.

         Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by

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

reference in this Prospectus, other than exhibits to such documents. Written requests for such copies should be directed to the Chief Financial Officer, Ensec International, Inc. at the Company's principal executive office, 751 Park of Commerce Drive, Suite 104, Boca Raton, Florida 33487, (561) 997-2511.

                                  RISK FACTORS

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

         The Units offered hereby are speculative and involve a high degree of risk including, but not necessarily limited to, the risk factors described below. The purchase of Securities is suitable only for persons who can afford the loss of their entire investment. Prospective investors should carefully review and consider the following risks as well as the other information contained in this Offering Memorandum. Investment in the Securities offered hereby is highly speculative. Prospective investors should retain their own professional advisors to review and evaluate the economic, tax and other consequences of investment in the Offering and are not to construe the contents of this Memorandum, or any other information furnished by the Company, as legal or tax advice.

         ACCUMULATED DEFICIT; ANTICIPATED FUTURE LOSSES. For the fiscal years ended December 31, 1996 and 1995, the Company experienced a net loss from continuing operations of $6,881,840 and $5,261,426, respectively, and for the nine months ended September 30, 1997 had net loss of $1,479,786. The Company has an accumulated deficit as of September 30, 1997 of $10,243,801. The Company anticipates continued losses for the foreseeable future. The Company's operating results for future periods are subject to numerous uncertainties including, but not limited to, the effects of any writedowns, if necessary, of the Company's capitalized software which had a value of approximately $3.3 Million as of September 30, 1997. The Company anticipates significant expenses in its foreseeable future, including research and development expenses, sales and marketing costs, general administrative expenses and capitalized costs. There can be no assurance that the Company will achieve sufficient additional revenues to offset anticipated operating and acquisition costs of its U.S. operations. Inasmuch as the Company will continue to have high levels of operating expenses and its sales and marketing infrastructure development, the Company may experience significant operating losses that could continue until such time, if ever, that the Company is able to generate sufficient additional revenues to support its operations. There can be no assurance that the Company's technology and products will be able to compete successfully in the marketplace and/or generate significant revenue. See December 31, 1996 Form 10-KSB and September 30, 1997 Form 10-QSB - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         WORKING CAPITAL DEFICIT; RENEGOTIATION OF LONG TERM DEBT AND CAPITAL FORMATION. The Company's capital requirements in connection with its development and sales and marketing activities will continue to be significant. As of September 30, 1997, the Company had a working capital deficit of $328,928. The Company has no current arrangements with respect to sources of additional financing. The Company currently does not have any line of credit or other short-term credit facilities established with U.S. banks and limited short-term credit facilities established with Brazilian banks. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all. The Company currently has capital to enable it to meet its obligations through January 31, 1998.

         The Company obtained its long-term debt financing from two Brazilian banks. These loans bear

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
interest at a rate of 12% per annum, plus an inflation adjustment, which in 1996 was 10%. In January 1997, the Company completed a restructuring of $2.9 million of $3.8 million of these long-term loans. The revised terms of the loan extend the commencement of the principal amortization to March 1998 and the amortization period from 35 to 50 months. The interest rate charged on the outstanding loan balance remains unchanged. As of November 14, 1997 the Company successfully renegotiated the terms of its $.9 million long term debt obligation. The loan is to be amortized monthly in various amounts commencing in November 1997 with interest at 12% plus an inflation adjustment. The loan also continues to be guaranteed by the chief executive officer of the Company and is further guaranteed by certain of the Ensec S.A. maintenance contracts, a rental agreement, and the commission contract between Ensec S.A. and the former minority shareholder of Ensec S.A. On October 8, 1997 the Company entered into an Agency Agreement with an investment banker to raise up to $5 million through the issuance of a minimum of 30 and a maximum of 50 units. Each unit will consist of a five year, $50,000 10% secured note and between 18,000-22,000 Class B warrants. The number of Class B warrants to be issued decreases from 22,000 depending on which tranche the unit holder enters into. The Notes will be secured by the Company's software. The Notes will mature in five years with interest only being paid on January 1 and July 31 of each year. The Class B warrants will be exercisable at $1.25 and will be callable by the Company when certain criteria are met. The units will be sold on a best efforts basis. In connection with the offering, the Investment Banker will receive a 10% commission and Class B warrants in the amount equal to 10% of the total amount of notes to be issued. The aforementioned terms of this offering are subject to change based on current market conditions and other factors. The Company is responsible for all expenses of the offering. The initial closing of the first tranche has not been scheduled and there can be no assurance an offering will be completed. Should the offering be unsuccessful the Company would have to seek other sources of capital in order for its U.S. operations to continue to operate. The Company has commenced negotiations with such other sources, however, no closings have been scheduled with the other sources. Should the Company become unable to obtain additional capital and/or additional financing in the immediate future it will not complete its acquisition plan and would be required to reduce or eliminate altogether its U.S. operations which would have a materially adverse impact on the Company's sales and immediate future growth. See September 30, 1997 - Form 10-QSB "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         CURRENT INFRINGEMENT CLAIMS; VALUE OF COLLATERAL. In April 1997, the Company was notified of its infringement of U.S. Patent No. RE 35,336. The Company has reviewed the claim, and has proposed a settlement. On September 18, 1997 the Claimant rejected the Company's offer, reaffirmed its infringement claim, asserted a new claim of infringement of U.S. Patent No. 4,218,690 and reaffirmed the proposal set forth below. The Claimant's latest proposal, which expired on November 17, 1997, provides the Company with a non-exclusive, worldwide license, with the maximum cost of the license being a $75,000 initial payment with a royalty payment equal to 5% on all future qualifying sales through February 1998. The Company is reviewing this proposal and had requested an extension until December 31, 1997 to respond. As of the date of this Prospectus, no further discussions have taken place between the Claimant and the Company. However, if the Company is unable to settle these claims or if the Company is found to infringe on the Claimant's patents, the Company's financial condition would be materially adversely affected and the value of the Collateral could be significantly impaired. While these are the only infringement claims known to the Company, future claims may be brought against the Company and the value of the Collateral could be significantly impaired. In addition, the cost of defending or settling them could be significant and have a material adverse affect on the Company. See September 30, 1997 - Form 10-QSB "Management's Discussion and Analysis of Financial Condition."

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         DEPENDENCE ON SIGNIFICANT CUSTOMERS AND SUPPLIERS. Although the
composition of the Company's largest customers has changed from year to year, historically the Company's revenues have been materially dependent on a limited number of customers. During fiscal 1996, 3 customers accounted for approximately 38% of the Company's total sales while in fiscal 1995, 2 customers accounted for 29% of such years' sales. See December 31, 1996 Form 10-KSB Note A in Notes to 1996 Consolidated Financial Statements. While management expects the Company's customer base to expand at an accelerating rate, a limited number of large orders may continue to account for a significant portion of the Company's sales during any given period for the foreseeable future. As such, the Company's financial condition and results of operations may be materially adversely affected by a delay, reduction or cancellation of orders from one or more of its significant customers or the loss of one or more of such customers.

         The Company currently relies on a limited number of suppliers of components and other parts for its security systems. Failure or delay by the Company's suppliers in fulfilling its anticipated needs would materially adversely affect the Company's ability to deliver and market its products and services. The Company may have difficulty in obtaining alternative contractual agreements with the suppliers of such materials due to, among other things, possible material shortages or possible lack of adequate purchasing power.

         LENGTHY SALES CYCLE. The sale of the Company's high-end integrated security systems typically involves a significant technical evaluation and commitment of capital and other resources, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the Company's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond the Company's control. Because of the lengthy sales cycle and the large size of customer orders, if revenues forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected.

         EVOLVING MARKET; NEW PRODUCT DEVELOPMENT; TECHNOLOGICAL OBSOLESCENCE. The markets for the Company's products are characterized by evolving industry requirements which may result in product or technology obsolescence. As a result, certain companies may be developing technologies or products of which the Company is unaware which may be functionally similar, or superior, to some or all of those offered by the Company. As a result of all of the above, the ability of the Company to compete will depend on its ability to adapt, enhance and improve its existing products and technology and, if necessary, to develop and introduce new products and technology to the marketplace in a timely and cost-competitive manner. However, there can be no assurance that the Company will be able to compete successfully, that its competitors or future competitors will not develop technologies or products that will render the Company's products and technology obsolete or less marketable or that the Company will be able to successfully enhance its products or technology or adapt them satisfactorily. See December 31, 1996 Form 10-KSB - "Business--Integrated Security Systems."

         New product development efforts are subject to all of the risks inherent in the development of new technology and products (including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funding to complete development). There can be no assurance as to when, or whether, new products will be successfully developed. No assurance can be given that additional technologies and prototypes can be developed within a reasonable development schedule, if at all. There can be no assurance that the Company would have sufficient economic or human resources to complete

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such development in a timely manner, or at all, or that it could enter into economically reasonable arrangements for the completion of such products by third parties.

         Following the completion of additional products, the Company must successfully complete a testing program for the products before they can be marketed. Although management believes that its testing program is highly sophisticated, unforeseen technical problems arising out of such testing could significantly and adversely affect the Company's ability to manufacture and market a commercially acceptable version. In addition, the Company's success will depend upon its current and proposed technologies and products meeting acceptable cost and performance criteria in the marketplace. There can be no assurance the technologies and products will meet applicable price or performance objectives or that unanticipated technical or other problems will not occur which would result in increased costs or material delays. Also, there can be no assurance that new technologies will not be developed in the near future by the Company or its competitors which would render the Company's present software obsolete, and thus would negatively impact capitalized software costs.

         PRODUCT PROTECTION. The Company relies on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, to establish and protect proprietary rights in its EnWorks/Trademark/ product family. These measures afford limited protection, and there can be no assurance that the steps taken by the Company to protect these proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology. In addition, the laws of Brazil, where the Company maintains its patents and copyrights, and has pending patent applications, do not protect the Company's proprietary rights to the same extent as do the laws of the U.S. The Company intends to seek copyright protection under U.S. law with respect to some of its technology. While the Company believes that it would be impractical and not cost-effective for anyone to attempt to copy complex software and controlling hardware such as that used in the EnWorksTM product family, unauthorized parties, nevertheless, might attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The cost of enforcement by the Company of its information rights could be significant, regardless of the outcome of such enforcement proceedings.

         COMPETITION. The Company's products compete with those of numerous well-established companies, including Sensormatic, Casi-Rusco, The Pittston Brinks Group, Diebold, Pittway, Inc., Johnson Controls and Honeywell, among others, which design, manufacture or market integrated security systems or other security products. Many of these companies have substantially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, sale and service of their products and technology. Certain of these competitors have the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for integrated security systems and related products. In addition, many of the Company's sales of its products are anticipated to be through the competitive bid process. There can be no assurance that the Company will be awarded contracts or purchase orders for its products as a result of such bid process. See December 31, 1996 - Form 10-KSB "Business--Products and Services" and "Business--Competition."

         DEPENDENCE ON CHARLES N. FINKEL; RETENTION OF KEY PERSONNEL. The Company's operations are materially dependent upon the services of Charles N. Finkel, its founder, President and Chief Executive Officer. The loss of the services of Mr. Finkel would materially adversely affect the Company's business. The Company has obtained term insurance on the life of Mr. Finkel providing for a death benefit to the Company of $1,000,000. The Company also has entered into an employment agreement with Mr. Finkel, which includes non-competition provisions. The employment agreement is for an initial three-year term,

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which commenced in May 1996 and will automatically renew for successive three
(3) year terms unless either party provides written notice to the other party at least 90 days prior to renewal. The success of the Company is also dependent upon its ability to hire and retain additional qualified executive, technical and marketing personnel. However, there can be no assurance that the Company will retain the members of its current management or that it will successfully attract and retain qualified management, engineering and sales personnel in the future. See "Management" and "Employment Agreements." On September 21, 1997, Ensec Inc.'s Chief Operating Officer ("COO") tendered his resignation. The Company is unable to predict what effect, if any, such resignation will have on its U.S. operations on a going forward basis. The Company intends to fill the COO position upon the completion of a proposed acquisition with the CEO of the acquiree of such acquisition. However, there can be no assurance that an acquisition will be completed and a new COO will be hired. However, there can be no assurance that a suitable candidate can be found, and if found, the Company can come to terms with such candidate.

         CHALLENGES OF GROWTH. The Company anticipates a period of rapid growth that is expected to place a strain on the Company's administrative, financial and operational resources. The Company's ability to manage any staff and facilities growth effectively will require it to continue to improve its operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to train, motivate and manage its employees. However, there can be no assurance that the Company will install such management information and control systems in an efficient and timely manner or that the new systems will be adequate to support the Company's future operations. Because of the complexity of its products, the Company has previously experienced and expects in the future to experience a time lag between the date on which technical and sales personnel are hired and the time at which such persons become fully productive. In addition, the success of a customer's project could be affected substantially by the quality of the Company's post-sales implementation process and, in many cases, its maintenance and service capabilities. If the Company is unable to hire, train and retain qualified systems engineers and consultants to implement these services or is unable to manage the post-sales process effectively, its ability to attract repeat sales or provide references could be materially adversely affected, thereby limiting the Company's growth opportunities. If the Company's management is unable to manage growth effectively, such as if the Company's sales and marketing efforts exceed its capacity to install, maintain and service its products or if new employees are unable to achieve performance levels, the Company's business, operating results and financial condition could be materially adversely affected.

         SALES AND MARKETING EXPANSION. The Company's intention to develop a direct sales and marketing sales force in the U.S. and expand its operations into additional international markets will require significant management attention and financial resources. However, there can be no assurance that the Company's efforts to develop a U.S. direct sales force and international sales and support channels will be successful. The ability to recruit and obtain the sales and marketing personnel for its U.S. operations is dependent upon the Company's ability to identify qualified personnel, offering competitive salary and benefits, overcoming competitive disadvantages of short operating history in the U.S., limited capital and lack of established sales and marketing efforts. Alternatively, the Company will resolve some of its personal requirements through the proposed acquisition. However, there can be no assurance that this acquisition will be completed. In addition, International sales are subject to a number of risks, including potentially longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, the burden of complying with a variety of foreign laws, greater difficulty in accounts receivable collection, potentially adverse tax consequences, currency fluctuations and potential political and economic instability. Additionally, the protection of intellectual property may be

                                        9

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more difficult to enforce outside of the U.S.. In the event that the Company is successful in expanding its international operations, the imposition of exchange or price controls or other restrictions on foreign currencies could materially affect the Company's business, operating results and financial condition.

         CONTROL OF THE COMPANY. Charles N. Finkel beneficially owns the vote of approximately 60.55% of the outstanding shares of Common Stock (without giving effect to the possible exercise of any 2,703,333 outstanding options or warrants and the common stock being registered herein) which, among other things, will allow Mr. Finkel to elect the entire board of directors. Such concentration of ownership could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock, and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company.

         POLITICAL, ECONOMIC AND SOCIAL CONDITIONS IN BRAZIL. While the Company intends to continue to shift more of its operations and sales to the U.S., a significant amount of its business will continue to be based in Brazil for the foreseeable future. The Brazilian market in which the Company operates has been characterized by volatile and frequently unfavorable economic, political and social conditions. See Notes A and B in Notes to December 31, 1996 Consolidated Financial Statements. High inflation and, with it, high interest rates are common. Although inflation has declined in Brazil, it nonetheless continues to be high. As of December 4, 1997 and for fiscal year end 1996, the per annum inflation rate was approximately 7% and 10%, respectively, in Brazil (compared to in excess of 900% in 1994). Brazil has also experienced significant currency fluctuations. See "Currency Fluctuations."

         Inflation adversely impacts the Company's contract revenues which are fixed and rise more slowly than costs or are otherwise not adjusted for inflation. Further, inflation can erode purchasing power and thereby materially adversely affect sales. Consequently, margins diminish if product prices fail to keep pace with increases in supply and material costs. While the Company has been able in most recent years to increase prices in local currency terms overall at least as much as inflation, net sales in local currency terms may nevertheless remain flat or decrease if, among other things, inflation diminishes purchasing power, Although the Company expects that prices will generally keep pace with inflation in the immediate future, there is no assurance that sales volume will not decline or that supply and material costs will not rise more rapidly than prices. See "--Currency Fluctuations" regarding the impact of depreciation on net sales in dollars.

         The government of Brazil has historically exercised substantial influence over many aspects of its economy. In recent years, the government of Brazil has implemented important measures to improve its economy, although the current climate in Brazil may create significant uncertainty as to future economic, fiscal and tax policies. In implementing these measures, the Brazilian government may in the future decide to effectuate a devaluation of the Brazilian currency, the real, which could have a material adverse impact on the Company and its operations in Brazil. In November 1997, the Brazilian Government introduced a budget cutting plan designed to control Brazil's budget and trade deficits. The plan, which includes measures ranging from tax increases to public sector layoffs is designed to save the Brazilian government approximately $20 billion Reals. These proposed changes in addition to future changes in, or the implementation of, such policies, and increased Brazilian political uncertainty, could also have a material adverse effect on the Company and its financial results.

         The Brazilian government has had some success in controlling inflation, although there can be no assurance that this will continue. In addition, in recent years there have been allegations of government improprieties which may have adversely affected its ability to implement a successful economic program. Midway through 1994, the government of Brazil launched an economic stabilization program, the Real Plan, which improved economic conditions in Brazil and created a new currency, the real. Inflation, which had been at double-digit monthly rates, began to decrease, purchasing power improved and the consumption of goods and services began to increase. Since December 1994, however, the Brazilian real has depreciated slightly. See "--Currency Fluctuations." The Company is not able to predict the long-term effects that the Real Plan and related economic measures may have upon the Brazilian economy and financial markets and the real/U.S. dollar exchange rate in general, or upon the Company. In addition, although the inflation rate in Brazil has declined significantly since the adoption of the Real Plan, there can be no assurance that the Company's operations in Brazil will not be adversely affected by renewed hyperinflation.

         In view of the foregoing, Subscribers should recognize that the Company's business, earnings, asset values and prospects may be materially adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, price and wage controls, exchange control regulations, taxation, expropriation, social instability, and other political, economic or diplomatic developments in or affecting Brazil. Although the Company has been able to operate successfully in Brazil for over 13 years, it has no control over such conditions and developments, and can provide no assurance that such conditions and developments will not adversely affect the Company's operations or the price of or market for the offered Securities.

         CURRENCY FLUCTUATIONS. Because the majority of the Company's consolidated cash flow from operations is generated in the currency of Brazil, the real, the Company is subject to the effects of its fluctuations in its value. Brazil has historically experienced significant currency fluctuations relative to the U.S. dollar. Although the magnitude of the recent fluctuations has diminished the exchange rate of the Brazilian real was 1.09, 1.04 and 1.11 reais (plural of real) per U.S. dollar at December 1, 1997 and December 31, 1996 and 1995, respectively. Such fluctuations have generally not materially adversely affected the profitability of the Company, as Brazilian revenues and substantially all related costs of sales and expenses are incurred in the real. However, in certain cases, such fluctuations, particularly depreciations which are accompanied by high inflation and declining purchasing power, can adversely affect sales as well as income to the Company and its stockholders. Because the Company's financial statements are prepared in U.S. dollars, net sales (and other financial statement accounts, including net income) tend to increase when the rate of inflation in each country has exceeded the rate of depreciation against the U.S. dollar. Alternatively, net sales and other financial statement accounts generally are adversely affected if and to the extent that the rate of depreciation exceeds the rate of inflation in any period. In addition, when and if dividends are distributed to the Company by Ensec, S.A., the Company's Brazilian subsidiary, the payments are converted from reais to U.S. dollars, and any future fluctuations of the real relative to the U.S. dollar could result in a loss of dividend income to the Company and ultimately to the Company's stockholders.

         In periods of high inflation and interest rates, borrowings denominated in the real and indexed to the U.S. dollar or other foreign currencies place the risk of depreciation on the borrower. In periods of fluctuation, U.S. dollar-indexed borrowings can generate income statement losses or charges against stockholders' equity. The Company could be materially adversely affected by a depreciation in the real if it becomes necessary to increase dollar-indexed indebtedness in order to provide working capital, finance capital expenditures or for other purposes. Currency translation gains and losses may contribute to fluctuations in the Company's results of operations. The Company has engaged in currency hedging transactions on a limited basis and in the future may undertake currency hedging to reduce currency
                                       11
exposure and spreads. However, there can be no assurance that hedging transactions, if entered into, would materially reduce the effects of fluctuations in foreign currency exchange rates on the Company's results of operations. See 1996 December 31, 1996 Form 10-KSB - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         NO ANTICIPATED DIVIDENDS; RELIANCE ON SUBSIDIARIES. Payment of dividends on the Common Stock is within the discretion of the Board of Directors of the Company and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Common Stock in the foreseeable future. See December 31, 1996 Form 10-KSB - "Dividend Policy."

         As a holding company, the Company's ability to pay operating expenses, debt obligations and dividends materially depends upon receipt of sufficient funds from its subsidiaries. Brazil does not currently restrict the remittance of dividends paid by Ensec, S.A. to the Company, although Brazil has laws in effect which provide limitations on the exchange of local currency for foreign currency at official rates of exchange. Brazil has imposed more restrictive exchange controls in the past, and no assurance can be given that more restrictive exchange control policies will not be imposed in the future. The enacting of such restrictive exchange controls would materially adversely affect the ability of Ensec, S.A. to pay dividends to the Company. The payment of dividends by Ensec, S.A. is also subject to statutory restrictions or restrictive covenants in debt instruments in certain instances and is contingent upon the earnings and cash flow of and permitted borrowings by Ensec, S.A.

         POSSIBLE VOLATILITY OF STOCK PRICE. While the Company's Common Stock is currently listed on the Nasdaq-SmallCap Market ("Nasdaq SCM") Nasdaq SCM currently requires, among others, (i) either Net Tangible Assets of $2,000,000, Market Capitalization of $35,000,000 or Net Income (in last fiscal year or 2 of last 3 fiscal years) of $500,000, and (ii) $1.00 minimum bid price. However, no assurance can be made that the Company will continue to be able to satisfy such listing maintenance criteria in the future, as such, the Common Stock may be delisted from quotation on the Nasdaq-SCM and will have to be quoted on the over-the-counter electronic bulletin board. Consequently an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's Securities. This stock market generally, and the technology sector in particular, has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the significant fluctuations in response to variations in quarterly operating results, shortfalls in sales or earnings below analyst estimates, developments in the electronics and security industries, stock market conditions and other factors. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations or decline below the initial public offering price.

         SHARES ELIGIBLE FOR FUTURE SALE. The Company has 5,656,250 shares of Common Stock outstanding, (without giving effect to shares of Common Stock issuable upon the exercise of 2,703,333 options and warrants) of which 3,425,000 are not registered and are held by "affiliates" of the Company within the meaning of the Act and are subject to the resale limitations of Rule 144 promulgated under the Act.

         The Restricted Shares were issued by the Company in private transactions in reliance upon one or more exemptions contained in the Act. The Restricted Shares are deemed to be "restricted securities" within the meaning of Rule 144 promulgated under to the Act and may be publicly sold only if registered under the Act or held by the holder thereof for a prescribed amount of time. As of the date of this Offering, all of the Restricted Shares will have been held for more than one year and are eligible for public sale in accordance with the requirements of Rule 144. Mr. Charles N. Finkel, President and Chief Executive Officer of the Company and beneficial owner of all 3,425,000 shares of Common Stock has agreed with the Underwriter of the Company's initial public offering not to offer, sell, contract to sell or otherwise dispose of 3,425,000 shares of Common Stock until after September 24, 1998 without the representative's consent. In addition, Mr. Finkel has agreed with the Underwriter not to offer, sell, contract to sell or otherwise dispose of 800,000 of the shares of Common Stock beneficially owned by him until September 24, 2006, without the representative's consent; provided, however, that such restrictions will be released with respect to 500,000 of such shares if the Company reports income before income taxes in excess of $4,000,000 for fiscal 1997 and with respect to the remaining 300,000 shares if the Company reports income before income taxes in excess of $7,000,000 for fiscal 1998.

         IT IS NOT POSSIBLE TO FORESEE ALL RISK FACTORS WHICH MAY AFFECT THE COMPANY. MOREOVER, THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EFFECTUATE SUCCESSFULLY ITS CURRENT BUSINESS PLAN. EACH SUBSCRIBER IS ENCOURAGED TO ANALYZE CAREFULLY THE RISKS AND MERITS OF AN INVESTMENT IN THE UNITS AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

                                   THE COMPANY

GENERAL

         The Company, through its operating companies Ensec Inc., a U.S. subsidiary incorporated in Florida, and Ensec EngenharIa e Sistemas de Seguranca, S.A. (Ensec, S.A.), a Brazilian subsidiary, designs, develops, assembles, sells, installs and services security systems for large commercial or governmental facilities, ranging from single function installations to high-end integrated security systems. The Company's high-end integrated systems are based on its proprietary software and related hardware which permit multiple devices or systems to be combined into a unified system covering multiple sites. Since its inception , the Company has installed approximately 400 systems. nearly all of which have been in Brazil, for large corporations (such as Bosch, Caterpillar, Eastman Kodak, General Motors, IBM, Microsoft and Texaco) and government agencies (such as the Brazilian Bureau of Mint & Engraving and the Central Bank of Brazil).

         In 1995, the Company completed the development of its second-generation state-of-the-art, integrated security system; the EnWorks/Trademark/ product family using object oriented design methodology and real time operating system. The Company dedicated four years and over $5 million to the development of the flagship product in the EnWorks/Trademark/ product family, the En2000/Trademark/ system, and continues to expand the capabilities of this system by adding features. The Company's high-end integrated security systems are based on distributive intelligence architecture and proprietary software that permit the integration of various security devices or systems into a unified system operating through the use of graphical user interfaces. Distributive intelligence architecture permits individual components of the Company's integrated security system to process information independently so that such components may continue to operate even when the central processor or another component in the system malfunctions or is rendered inoperative. In addition, an integrated security system that uses distributive intelligence architecture can operate more efficiently because individual components are able to complete independent tasks simultaneously.

         The Company began marketing its En2000/Trademark/ system in 1995 at which time the Company was selected by the Port Authority of New York and New Jersey through a competitive bid process to provide the new integrated access control system for the parking facilities located in the World Trade Center. Other significant customer contracts awarded to the Company's U.S. operations for its En2000/Trademark/ System include the EDS headquarters in Texas and its other facilities located in Sacramento, California and Middlesex, United Kingdom; A.D.T. Securities Systems, Inc. ("ADT") headquarters in Boca Raton, Florida and its facility in Denver, Colorado and Lockheed Martin facility in Orlando, Florida. In 1996, the Company entered into contracts to install 16 additional En2000/Trademark/ systems. During the first nine months of 1997, the Company entered into contracts to install [10] En2000/Trademark/ systems. In addition, the Company currently has [44] service and maintenance contracts with customers who have purchased the Company's products, covering [50] installations. Other examples of the Company's completed projects involving prior versions of the Company's systems include (i) an integrated security system for the Brazilian Bureau of Mint & Engraving; (ii) an access control. time and attendance, closed-circuit television ("CCTV") and fleet management system for Companhia Vale do Rio Doce, a large Brazilian iron ore mining company with over 15,500 employees; and (iii) a postal tracking and tracing system for the Brazilian Postal Service.

         The Company's systems have the capability of being integrated thereby enabling communication between otherwise disparate subsystems and include the following functions based on a customer's tailored needs:

 /bullet/    Access Control         /bullet/    Time and Attendance                 /bullet/   Facilities Management
 /bullet/    Alarm Monitoring       /bullet/    Guard Tours                         /bullet/   Parking Facility Control
 /bullet/    Data Security          /bullet/    Restaurant Revenue Reporting        /bullet/   CCTV
 /bullet/    Vehicle Tracking       /bullet/    Elevator Control                    /bullet/   Video Badging

         The Company recognizes its revenue upon delivery and acceptance for normal product sales, which are those systems which do not require significant software customization and are completed within relatively short time-frames. Revenues from those turnkey systems that require significant customization are recognized as contract revenues under the percentage of completion method. Earned revenue is based on the percentage that incurred costs to date bear to total costs after giving effect to the most recent estimates of total cost. Revenue received under maintenance contracts is recognized over the term of the related agreements.

         In Brazil, normal product sales are due fifteen days from shipment for maintenance contracts fifteen days from the beginning of the monthly contract period of the contract and for the turnkey projects (i) twenty percent of the contract value is generally required upon signing, (ii) payments for product portion of the project are due fifteen days from shipment and (iii) payments for installation and development revenue are received as negotiated but generally at specific milestones within the project (including final acceptance). Turnkey projects generally last approximately four months and down payments reduce amounts to be received upon final acceptance.

         In the United States, normal product sales are due thirty days from shipment, for its maintenance contract thirty-five days from the beginning of the monthly contract period of the contract and for the turnkey projects generally one-third of the portion of the contract that relates to development and installation is due upon signing, one-third at some agreed upon milestone and one-third upon acceptance. For the product portion of the turnkey contract, payments are due thirty days from shipment. Turnkey projects generally last approximately twelve to twenty-four months. To date turnkey projects have accounted for a material portion of the revenue generated in the U.S.

         The Company was incorporated in April 1996 under the laws of the State of Florida. Its principal executive offices are located at 751 Park of Commerce Drive, Suite 104, Boca Raton, Florida 33487, and its telephone number is (561) 997-2511. Ensec, S.A. was incorporated in 1983 under the laws of Brazil.


               ACQUISITION OF INTEGRATED SECURITY RESOURCES, INC.

         On November 13, 1997 the Company signed a letter of intent ("Letter") to acquire all of the outstanding capital stock of Integrated Security Resources, Inc. ("ISR"). ISR is a security system integration and engineering company headquartered in the Washington D.C. area with offices in Dallas and San Antonio, Texas. Simultaneous with the acquisition, ISR is intended to be merged into Ensec Inc. Under the terms of the Letter the Company will issue up to 2,000,000 of its common stock and issue warrants to purchase up to 1,000,000 shares of its common stock. The consideration to be issued is based on certain amount of revenues and earnings before interest, taxes, depreciation and amortization being realized during the year ended June 30, 1998 as defined in the Letter. The controlling shareholders of ISR also have the ability to earn options to purchase up to 3,000,000 shares of the Company's common stock during the fiscal years 1998-2000 based on total revenue and net income before interest, taxes, depreciation and amortization of Ensec Inc. The Acquisition is subject to among other conditions the completion of due diligence, a signed definitive acquisition agreement by December 31, 1997 and the completion of a minimum of $1.5 million of financing. As of January 6, 1998 ISR and the Company have not entered into a signed definitive acquisition agreement. The Company and ISR have verbally agreed to extend the Letter of Intent until it is determined whether or not the Company will be successful in completing the proposed acquisition.

                            SELLING SECURITY HOLDERS

STOCK OWNERSHIP

         The following table sets forth the name of the Selling Security Holder, the amount of shares of Stock held directly or indirectly underlying the Warrants owned by the Selling Security Holder at the date thereof. The amount of shares of Common Stock being offered by the Selling Security Holder and the amount to be owned by the Selling Security Holder following the sale of such shares of Common Stock.

                                                 NUMBER OF
NAME OF SELLING                                  SHARES              SHARES TO          SHARES TO BE OWNED
SECURITY HOLDER                                  OWNED(1)            BE OFFERED           AFTER OFFERING
---------------                                  ---------           ----------         ------------------
Albanese & Anna M. Albanese,
   JTWROS                                            2,500                 2,500                  -0-
Raymond J. Anton                                     2,500                 2,500                  -0-
Atlas Partners                                      15,000                15,000                  -0-
Atlas Pearlman Trop & Borkson, P.A.                 15,000                15,000                  -0-
Jessica R. Baron                                     2,500                 2,500                  -0-
Dale A. Bearden                                      5,000                 5,000                  -0-
Marc H. Bell                                         2,500                 2,500                  -0-
Benson Shore Capital, LLC                          165,000               165,000                  -0-
Morris Bickoff & Delores Bickoff,



                                       15

                                                 NUMBER OF
NAME OF SELLING                                  SHARES              SHARES TO          SHARES TO BE OWNED
SECURITY HOLDER                                  OWNED(1)            BE OFFERED           AFTER OFFERING
---------------                                  ---------           ----------         ------------------
   JTWROS                                            2,500                 2,500                  -0-

Glenn Bierman                                        2,500                 2,500                  -0-
Howard J. Blatt, Trustee, under the
   Bampart Brokerage Corporation
   Pension Plan dated January 1, 1981                2,500                 2,500                  -0-
Helen R. Burgess                                    10,000                10,000                  -0-
Manfred Calmanowitz                                 50,000                50,000                  -0-
Andrew P. Carter, Jr., & Susan B. Carter,
   JTWROS                                            2,500                 2,500                  -0-
Paul T. Cohen                                        2,500                 2,500                  -0-
Priscilla M. Cooney                                  2,500                 2,500                  -0-
Keith H. Cooper                                      2,500                 2,500                  -0-
David Cornsteini                                     5,000                 5,000                  -0-
Credito Milano (Asia) Limited                      165,000               165,000                  -0-
Roger Davidoff & Patrina Davidoff,
   JTWROS                                            2,500                 2,500                  -0-
Stuart Eisenberger                                   2,500                 2,500                  -0-
Brian Ellis                                          2,500                 2,500                  -0-
Bruce C. Flaim                                       2,500                 2,500                  -0-
Robert A. Foisie                                     5,000                 5,000                  -0-
John H. Francisco & Mildred J. Francisco,
   JTWROS                                            2,500                 2,500                  -0-
Eugene J. Friedman                                   1,250                 1,250                  -0-
Richard Friedman                                     2,500                 2,500                  -0-
Theodore H. Friedman & Eva Friedman,
   JTWROS                                            5,000                 5,000                  -0-
Lawrence S. Goldman                                  2,500                 2,500                  -0-
HST Partners                                         2,500                 2,500                  -0-
Richard Hofmann & Birte Hofmann,
   JTWROS                                            1,250                 1,250                  -0-
Ann Hu                                               2,500                 2,500                  -0-
Inter Swiss Trading Co., Ltd.                        2,500                 2,500                  -0-
Martin C. Kass & Elaine R. Kass,
   JTWROS                                            1,250                 1,250                  -0-
Mitchell Knapp                                       2,500                 2,500                  -0-
Ray Kralovic                                         1,250                 1,250                  -0-
Lawrence Kupferberg                                  2,500                 2,500                  -0-
Howard M. Lefkowitz                                  2,500                 2,500                  -0-
Harvey R. Manes                                      2,500                 2,500                  -0-
William A. Marconi                                   1,250                 1,250                  -0-
Jeffrey Markowitz                                    2,500                 2,500                  -0-
Michael Matwey, Jr.                                  2,500                 2,500                  -0-

                                       16

                                                 NUMBER OF
NAME OF SELLING                                  SHARES              SHARES TO          SHARES TO BE OWNED
SECURITY HOLDER                                  OWNED(1)            BE OFFERED           AFTER OFFERING
---------------                                  ---------           ----------         ------------------
Michael Miller                                       5,000                 5,000                  -0-
Azriel Nagar                                         2,500                 2,500                  -0-
David Z. Nisnewitz                                   2,500                 2,500                  -0-
Richard A. Pizitz                                    2,500                 2,500                  -0-
Renstone Limited                                     2,500                 2,500                  -0-
Renwick Special Situations, L.P.                     2,500                 2,500                  -0-
Jayne E. Ricciardelli & Victor A.
Ricciardelli, JTWROS                                 2,500                 2,500                  -0-
Ralph L. Rossi, Jr. & Maria L. Rossi,
   JTWROS                                            2,500                 2,500                  -0-
Richard Sage & Carol Sage                            2,500                 2,500                  -0-
Mahendra K. Sanghavi & Rita M. Sanghavi,
   JTWROS                                            1,250                 1,250                  -0-
Burton Satzberg & Judy Satzberg,
   JTWROS                                            1,250                 1,250                  -0-
Joseph Scibetta & Carmen Scibetta                    2,500                 2,500                  -0-
Steven A. Seiden                                     2,500                 2,500                  -0-
David R. Semmel                                      2,500                 2,500                  -0-
Jeffrey Silverman                                    5,000                 5,000                  -0-
Mark I. Silverman                                    7,500                 7,500                  -0-
H. Diehl Sluss                                       2,500                 2,500                  -0-
Alison Snow                                          7,500                 7,500                  -0-
Vincent Sperduto & Angela Sperduto                   2,500                 2,500                  -0-
Joseph L. Stanley                                    2,500                 2,500                  -0-
Barry Sun & Janet Sun, JTWROS                        1,250                 1,250                  -0-
Anne C. Thurman                                      2,500                 2,500                  -0-
Terry S. Trabich                                     1,250                 1,250                  -0-
John Ventura                                         1,250                 1,250                  -0-
Steve M. Wallitt                                     1,250                 1,250                  -0-
Harold L. Warren                                     2,500                 2,500                  -0-
Michael J. Weiss                                     2,500                 2,500                  -0-
Yetev Lev D'Jerusalem, B.F.                          2,500                 2,500                  -0-

(1) Represents shares of Common Stock and shares of Common Stock issuable upon the exercise of Common Stock Warrants.

         The Company has agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the Shares, including but not limited to, all fees and expenses in preparing, filing and printing the Registration Statement and Prospectus and related exhibits, amendments and supplements thereto and mailing of such items. The Company will not pay selling commissions and expenses associated with any sale by the Selling Security Holders.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby by the Selling Security Holders may be sold from time to time by the Selling Security Holders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq SmallCap Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face or other direct transactions between the Selling Security Holders and purchasers without a broker-dealer or other intermediary. Such broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 may have or might be sold under Rule 144 rather than pursuant to this Prospectus.

                            DESCRIPTION OF SECURITIES

GENERAL

         The following description of the material terms of the Common Stock is subject to the Florida Business Corporation Act (the "FBCA") and to the provisions contained in the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and By-laws, as amended, copies of which have been filed with the Securities and Exchange Commission. See "Available Information."

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of December 4, 1997, there were outstanding 5,656,250 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

         The Company is authorized to issue 20,000,000 shares of Common Stock, no par value per share, of which as of the date of this Prospectus, 5,656,250 shares of Common Stock are outstanding. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, validly authorized and issued, fully paid, and non-assessable.

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the

Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the repayment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

         The Board of Directors has the authority, without further action of the stockholders of the Company, to issue up to an aggregate of 3,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

         The Board of Directors, without stockholder approval, can issue Preferred Stock with and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. Except pursuant to the terms of a proposed private offering, the Company has no present plans to issue any shares of Preferred Stock.

PUBLIC WARRANTS

         The Public Warrants were issued in registered form pursuant to an agreement dated September 25, 1996 and as amended October 4, 1996 (the "Warrant Agreement"), between the Company, Rickel & Associates, Inc. (the "Representative") and Janssen-Meyers Associates, L.P., (collectively the "Underwriters") and American Stock Transfer & Trust Company (the "Warrant Agent"). The following discussion of certain terms and provision of the Public Warrants is qualified in its entirety by reference to the detailed provisions of the Statement of Rights, Terms and Conditions for each Public Warrant which forms a part of the Warrant Agreement.

         One Public Warrant represents the right of the registered holder thereof to purchase one share of Common Stock at an exercise price of $7.00 per share, subject to adjustment (the "Purchase Price"). The Public Warrants will be entitled to the benefits of adjustments in their respective Purchase Prices and in the number of shares of Common Stock and/or other securities deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

         Unless previously called for repurchase, the Public Warrants may be exercised commencing September 25, 1997 until the close of business on September 25, 2001 (the "Expiration Date"). On or after the Expiration Date, the Public Warrants automatically become wholly void and of no value. The Company may at any time extend the Expiration Date of all outstanding Public Warrants, for such increased periods of time as it may determine. The Public Warrants may be exercised at the office of the Warrant Agent.

         The Company has the right at any time beginning September 25, 1997, or such earlier date as the

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
Representative may determine, to repurchase the Public Warrants at a price of $.10 each, by written notice mailed 30 days prior to the repurchase date to each Public Warrant holder at his address as it appears on the books of the Warrant Agent. Such notice may only be given within three days following any period of 20 consecutive trading days during which the high closing bid or trading price of the shares of Common Stock (if then traded on the Nasdaq-SCM or on a national securities exchange) equals or exceeds $10.50 per share, subject to adjustments for stock dividends, stock splits and the like. If Public Warrants are called for repurchase, they must be exercised prior to the close of business son the date immediately preceding the date of any such repurchase or the right to purchase the applicable shares of Common Stock is forfeited.

         No Public Warrant will be exercisable unless at the time of exercise the Company had filed with the Commission a current prospectus covering the shares of Common Stock issuable upon exercise of such Public Warrant and such shares of Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such Public Warrant. The Company will use its best efforts to have all such shares of Common Stock so registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Public Warrants, subject to the terms of the Warrant Agreement. While it is the Company's intention to do so, there is no assurance that it will be able to so do.

         No holder, as such, of Public Warrants shall be entitled to vote or receive dividends or be deemed the holder of shares of Common Stock for any purposes whatsoever until such Public Warrants have been duly exercised and the Purchase Price has been paid in full.

NASDAQ NATIONAL MARKET/Registered Trademark/

         The Common Stock is traded on the Nasdaq Small Cap Market of the Nasdaq Stock Market under the symbol: ENSC.

TRANSFER AND WARRANT AGENT AND REGISTER

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby will be passed upon for the Company by Atlas, Pearlman, Trop & Borkson P.A., Fort Lauderdale, Florida. Atlas, Pearlman, Trop & Borkson own 30,000 shares of Common Stock.

                                     EXPERTS

         The audited consolidated financial statements of Ensec International, Inc. as of December 31, 1996 and December 31, 1995, and for each of two fiscal years in the period ended December 31, 1996, incorporated by reference into this Prospectus, have been audited by GrantThornton, LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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

                                 INDEMNIFICATION

         The Articles of Incorporation of the Company provide that every director and every officer of the corporation, every former director and former officer of the corporation, and every person who may have served at the request of the corporation as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor, and the heirs, executors, administrators, and assignors of all of the above persons shall be indemnified by the corporation for expenses actually and necessarily incurred by him in connection with the defense of any action, suit, or proceeding to which he may be a party by reason of his being or having been a director or officer of the corporation or of such other corporation regardless of whether or not he continues to be a director or officer at the time of incurring such expenses, except with respect to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duty. The rights of indemnification set forth in the Articles of Incorporation shall not be exclusive of any other rights to which such person may be entitled by law or otherwise.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of the director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for: (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for, or assenting to, an unlawful distribution; and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by, or in the right of, the Company to procure a judgment in its favor or in a proceeding by, or in the right of, a shareholder. The statute does not effect the director's responsibilities under any other law.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


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